SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -------------------------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) and (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                            The Leather Factory, Inc.
             -----------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.0024, Par Value
             -----------------------------------------------------
                         (Title of Class of Securities)

                                    522126101
             -----------------------------------------------------
                                 (CUSIP Number)


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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

CUSIP No. 522126101                       13G
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S) (Entities only)

     The Schlinger Foundation:     94-4065303
     Evert I. Schlinger                    N/A

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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a)  [ X ]                     (b)  [  ]
     This is a joint filing under Rule 13d-1(f)(1), on behalf of each of the above named persons
-------------------------------------------------------------------------------
   3.  SEC USE ONLY




-------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Schlinger Foundation - California non-profit corporation
     Evert I. Schlinger - United States
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    NUMBER OF        5.   SOLE VOTING POWER
     SHARES                          -0-
  BENEFICIALLY    -------------------------------------------------------
     OWNED BY        6.   SHARED VOTING POWER
      EACH                       990,608
   REPORTING         -------------------------------------------------------
     PERSON          7.   SOLE DISPOSITIVE POWER
      WITH                        -0-
                    -------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
                                 990,608
-------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     990,608
-------------------------------------------------------------------------------

  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

                                        Not Applicable
-------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                      8.94%
-------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

     Schlinger Foundation - CO
     Evert I. Schlinger - IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 6 Pages

CUSIP No. 522126101                       13G

Item 1.     (a)   Name of Issuer:

                  The Leather Factory, Inc.
                  --------------------------------------------------------------
                (b)   Address of Issuer's Principal Executive Offices:

                  3847 East Loop 820 South, Fort Worth, Texas 76119
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:

                  The Schlinger Foundation
                  Evert I. Schlinger
                  [This is a joint filing under Rule 13d-1(f)(1), on behalf of each of the above named persons]
                  --------------------------------------------------------------
                (b)   Address of Principal Business Office, or if None,
                      Residence:

                  1944 Edison Street, Santa Ynez, CA 93460
                  --------------------------------------------------------------
                (c)   Citizenship:

                  The Schlinger Foundation - California non-profit corporation Evert I. Schlinger - United States
                  --------------------------------------------------------------
                (d)   Title of Class of Securities:

                  Common Stock, $0.0024 par value
                  --------------------------------------------------------------
                (e)   CUSIP Number:

                  522126101
                  --------------------------------------------------------------

Item 3.   Type of Reporting Person:

                  The Schlinger Foundation - CO
                  Evert I. Schlinger - IN

                               Page 3 of 6 Pages
CUSIP No. 522126101                       13G

Item 4.     Ownership.

            (a) Amount beneficially owned:
                    Shares of Common Stock: 990,608 (1)
                    Direct                    990,608 (1)
                    Indirect                  -0-

            (b) Percent of class:       8.94% (2)

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote:    -0-

                  (ii) Shared power to vote or to direct the vote:    990,608

                  (iii) Sole power to dispose or to direct the disposition
                        of:    -0-

                  (iv) Shared power to dispose or to direct the disposition
                       of:   990,608

Item 5.     Ownership of Five Percent or Less of a Class.

                 Not Applicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

                 Not Applicable

Item 7.     Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not Applicable

Item 8.     Identification and Classification of Members of the Group.

                 Not Applicable

Item 9.     Notice of Dissolution of Group.

                 Not Applicable

                             Page 4 of 6 Pages

CUSIP No. 522126101                       13G

Item 10.    Certification.
                 Not Applicable
-----------------------
(1) The Schlinger Foundation, of which Evert I. Schlinger serves as President and sole Trustee, has the right to acquire beneficial ownership of 690,608 shares of Common Stock by converting up to 50% of a subordinated debenture which the Foundation holds at a designated price for the stock, as set forth below. The Subordinated Debenture bears an aggregate principal amount of $1,000,000, and bears interest at 13% per year. The interest is payable monthly on the outstanding balance of the Subordinated Debenture until maturity on December 1, 1999. At the maturity of the Subordinated Debenture, the entire principal amount of $1,000,000, subject to the conversion rights of the Schlinger Foundation noted below, shall be due and payable in full. At any time before the maturity date of the Subordinated Debenture, the Schlinger Foundation may, at its option, satisfy 50% or $500,000 of the principal amount of the Subordinated Debenture by converting it into shares of the Company's Common Stock at a price equal to $0.7240 per share;
and accordingly, the Schlinger Foundation may receive up to 690,608 shares of the Company's Common Stock upon the exercise of its option to convert up to $500,000 of principal amount of said Subordinated Debenture. The Schlinger Foundation also owns outright 100,000 shares of Common Stock, which it acquired Stock by gift from Evert I. Schlinger. These shares were acquired by exercise of an option held by Mr. Schlinger on or about May 3, 1998, and donated to the Foundation concurrently with their issuance.

Evert I. Schlinger, President of the Foundation, holds an option to acquire 200,000 shares of Common Stock pursuant to a consulting agreement with the Company, under which Evert I. Schlinger serves as an advisor to the Company in analyzing financing alternatives and evaluating locations with regard to the Company's expansion plans. Pursuant to the terms of this consulting agreement, Mr. Schlinger will serve in his advisory capacity for eighteen months to be compensated by the issuance of a warrant to acquire common stock. The warrant agreement provides for issuance of 200,000 shares of the Company's common stock at the market value on the date of grant. The warrant will have a five year term.

Because Mr. Evert Schlinger is the President and sole trustee of the Foundation, indirect control of the Foundation's holdings may be imputed to the Foundation, and vice versa. Both the Foundation and Mr. Schlinger, however, disclaim ownership of the shares or options owned by the other, and the filing of this Schedule shall not be construed as an admission either that the Foundation is, for the purposes of sections13(d) or 13(g) of the Act, the beneficial owner of the shares subject to Mr. Schlinger's option, or that Mr. Schlinger is the beneficial owner of the shares and/or option held by the Foundation.

(2) Percentage figures are calculated based upon 9,853,161 shares of Common Stock outstanding as reported in the Company's latest public filings, and 890,608 shares subject to outstanding warrants and options which are exercisable within the next 60 days.

                             Page 5 of 6 Pages

CUSIP No. 522126101                       13G

               Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:

/s/
-----------------------------------------------
                       (Signature)*

-----------------------------------------------
                       (Name/Title)

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                               Page 6 of 6 Pages